FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of June, 2004

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                         GRANITE MORTGAGES 03-1 PLC


                                         By:       /s/  Clive Rakestrow
                                            -----------------------------------
                                         Name:  L.D.C. Securitisation Director
                                         No. 1 Limited by its authorized person
                                         Clive Rakestrow for and on its behalf
                                         Title:  Director
Date:  August 16, 2004

                                         GRANITE FINANCE FUNDING LIMITED


                                         By:       /s/  Jonathan David Rigby
                                            -----------------------------------
                                         Name:  Jonathan David Rigby
                                         Title:  Director
Date:  August 16, 2004

                                         GRANITE FINANCE TRUSTEES LIMITED


                                         By:       /s/  Daniel Le Blancq
                                            -----------------------------------
                                         Name:  Daniel Le Blancq
                                         Title:  Director
Date:  August 16, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1
----------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc and Granite Finance Funding Limited Period 1 June 2004 - 30 June 2004

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                  238,327

Current Balance - Trust Mortgage Assets                    (GBH)19,275,323,145

Current Balance - Trust Cash and other Assets              (GBH)1,156,394,524

Last Months Closing Trust Assets                           (GBH)19,862,945,308

Funding share                                              (GBH)18,651,521,741

Funding Share Percentage                                           91.29%

Seller Share*                                              (GBH)1,780,195,928

Seller Share Percentage                                            8.71%

Minimum Seller Share (Amount)*                              (GBH)934,316,452

Minimum Seller Share (% of Total)                                  4.57%

Excess Spread last quarter annualised (% of Total)                 0.26%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------------------------------------------------
                          Number             Principal (GBH)     Arrears (GBH)                By Principal (%)

< 1 Month                234,934             19,017,798,678            0                          98.66%

> = 1 < 3 Months          2,730                210,236,782         1,715,351                      1.09%

> = 3 < 6 Months           515                 37,419,915           892,529                       0.19%

> = 6 < 9 Months           114                 7,537,264            342,604                       0.04%

> = 9 < 12 Months          29                  1,953,249            112,126                       0.01%

> = 12 Months               5                   377,257              31,621                       0.00%

Total                    238,327             19,275,323,145        3,094,231                     100.00%
------------------------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                         Number            Principal (GBH)     Arrears (GBH)

Total (since inception)    180               9,973,385              482,167
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                               66

Number Brought Forward                                                 55

Repossessed (Current Month)                                            11

Sold (since inception)                                                114

Sold (current month)                                                   16

Sale Price / Last Loan Valuation                                      1.11

Average Time from Possession to Sale (days)                           127

Average Arrears at Sale                                          (GBH)2,388

Average Principal Loss (Since inception)*                         (GBH)191

Average Principal Loss (current month)**                          (GBH)219

MIG Claims Submitted                                                   8

MIG Claims Outstanding                                                 1

Average Time from Claim to Payment                                     59
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------
                                              Number        Principal (GBH)

Substituted this period                        4,998       (GBH)483,272,754

Substituted to date (since 26 March 2001)     409,866     (GBH)32,908,052,525
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                              Monthly             Annualised

Current Month CPR Rate                         5.53%                49.41%

Previous Month CPR Rate                        4.84%                44.67%
------------------------------------------------------------------------------



------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                        24.37

Weighted Average Remaining Term (by value) Years                    20.12

Average Loan Size                                                (GBH)80,878

Weighted Average LTV (by value)                                     75.18%

Weighted Average Indexed LTV (by value)                             62.15%

Non Verified (by value)                                             31.17%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                             50.20%

Together (by balance)                                               25.37%

Capped (by balance)                                                  1.30%

Variable (by balance)                                               20.16%

Tracker (by balance)                                                 2.97%

Total                                                               100.0%
------------------------------------------------------------------------------

Geographic Analysis

----------------------------------------------------------------------------------------------------------------
                         Number              % of Total           Value (GBH)                   % of Total

East Anglia               4,975                2.09%              404,781,786                     2.10%

East Midlands            17,169                7.20%             1,241,330,811                    6.44%

Greater London           28,513               11.96%             3,820,369,047                    19.82%

North                    29,676               12.45%             1,586,359,095                    8.23%

North West               32,996               13.84%             2,127,995,675                    11.04%

Scotland                 23,185                9.73%             1,416,736,251                    7.35%

South East               34,786               14.60%             3,862,774,758                    20.04%

South West               15,298                6.42%             1,374,330,540                    7.13%

Wales                    10,136                4.25%              636,085,664                     3.30%

West Midlands            15,777                6.62%             1,195,070,035                    6.20%

Yorkshire                25,816               10.83%             1,609,489,483                    8.35%

Total                    238,327               100%              19,275,323,145                    100%
----------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

----------------------------------------------------------------------------------------------------------------
                                              Number              Value (GBH)                    % of Total

0% < 25%                                       8,174              314,187,767                     1.63%

> = 25% < 50%                                 28,053             1,975,720,622                    10.25%

> = 50% < 60%                                 17,858             1,524,678,061                    7.91%

> = 60% < 65%                                 10,609              959,911,093                     4.98%

> = 65% < 70%                                 12,144             1,133,389,001                    5.88%

> = 70% < 75%                                 17,143             1,555,518,578                    8.07%

> = 75% < 80%                                 18,093             1,917,894,653                    9.95%

> = 80% < 85%                                 25,133             2,461,458,766                    12.77%

> = 85% < 90%                                 34,564             2,661,922,126                    13.81%

> = 90% < 95%                                 51,962             3,781,818,401                    19.62%

> = 95% < 100%                                14,414              977,258,883                     5.07%

> = 100%                                        180                11,565,194                     0.06%

Total                                         238,327            19,275,323,145                   100.0%
----------------------------------------------------------------------------------------------------------------

Repayment Method

----------------------------------------------------------------------------------------------------------------
                                              Number              Value (GBH)                    % of Total

Endowment                                     29,561             2,164,618,789                    11.23%

Interest Only                                 27,089             3,644,963,607                    18.91%

Pension Policy                                  649                63,608,566                     0.33%

Personal Equity Plan                           1,296               92,521,551                     0.48%

Repayment                                     179,732            13,309,610,632                   69.05%

Total                                         238,327            19,275,323,145                  100.00%
----------------------------------------------------------------------------------------------------------------

Employment Status

----------------------------------------------------------------------------------------------------------------
                                              Number              Value (GBH)                    % of Total

Full Time                                     210,102            16,056,344,180                   83.30%

Part Time                                      2,939              171,550,376                     0.89%

Retired                                         504                17,347,791                     0.09%

Self Employed                                 22,448             2,924,066,521                    15.17%

Other                                          2,334              106,014,277                     0.55%

Total                                         238,327            19,275,323,145                  100.00%
----------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                   6.29%

Effective Date of Change                                           1 May 2004
--------------------------------------------------------------------------------------------

Notes  Granite Mortgages 03-1 plc

------------------------------------------------------------------------------------------------------------------------
                     Outstanding             Rating             Reference Rate                  Margin
                                          Moodys/S&P/Fitch

Series 1

A1                        $0               P-1/A-1+/F1+             1.11%                       -0.01%

A2                  $1,130,710,240         Aaa/AAA/AAA              1.34%                        0.19%

A3**                 $276,908,642          Aaa/AAA/AAA               N/A                         0.40%

B                    $42,000,000            Aa3/AA/AA               1.58%                        0.43%

C                    $56,000,000          Baa2/BBB/BBB              2.60%                        1.45%

Series 2

A                 (euro)900,000,000        Aaa/AAA/AAA              2.29%                        0.24%

B                 (euro)62,000,000          Aa3/AA/AA               2.48%                        0.43%

C                 (euro)94,500,000         Baa2/BBB/BBB             3.50%                        1.45%

Series 3

A                (GBH)665,000,000          Aaa/AAA/AAA              4.62%                        0.24%

B                (GBH)31,000,000            Aa3/AA/AA               4.81%                        0.43%

C                (GBH)41,000,000          Baa2/BBB/BBB              5.83%                        1.45%
------------------------------------------------------------------------------------------------------------------------
** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.
Credit Enhancement

------------------------------------------------------------------------------------------------------------------------
                                                                                          % of Notes Outstanding

Class B Notes ((GBH)Equivalent)                                (GBH)97,837,647                    4.14%

Class C Notes ((GBH)Equivalent)                               (GBH)137,914,263                    5.83%

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                            % of Funding Share

Class B Notes ((GBH)Equivalent)                                (GBH)97,837,647                    0.52%

Class C Notes ((GBH)Equivalent)                               (GBH)137,914,263                    0.74%

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement               (GBH)45,000,000                     0.24%

Balance Brought Forward                                       (GBH)30,531,520                     0.16%

Drawings this Period                                              (GBH)0                          0.00%

Excess Spread this Period                                     (GBH)2,278,734                      0.01%

Funding Reserve Fund Top-up this Period*                          (GBH)0                          0.00%

Current Balance                                              (GBH)32,810,254                      0.18%
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                      (GBH)42,299,079                      0.23%

Funding Reserve %                                                  1.0%                            NA
------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.